

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 30, 2015

Carter Matzinger
Chief Executive Officer
KSIX Media Holdings, Inc.
10624 S. Eastern Ave., Suite A-910
Henderson, NV 89502

>   **Re: KSIX Media Holdings, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed October 26, 2015**
>   **File No. 000-52522**

Dear Mr. Matzinger:

We issued comments to you on the above captioned filing on November 5, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 10, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications